NOL

RECEIVED

2008 APR 16 P 2:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 April 2008

08001820

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to NOL's Daily Share Buy-Back. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
APR 21 2008
THOMSON FINANCIAL

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin) (Share Buy-Back) - 10Apr08.DOC

dlw 4/17

Daily Share Buy-Back Notice

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	10-Apr-2008 18:45:26
Announcement No.	00151

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	146,215,623

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	10-04-2008	
2	Total number of shares purchased	150,000	
3a	Price paid per share#; or	Currency : S$ Amount : 3.14467	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : S$ Amount : 3.15	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : S$ Amount : 3.13	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 472,344.03	Currency : [Select Currency] Amount :

Specify currency

II.	Purchases made by way of off market acquisition on equal access scheme?	• No

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange

1	Date of Purchases		
2	Total number of shares purchased		
3	Price paid or payable per share#; or	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cummulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	No.	% [1]	No.	%	No.	%
Cummulative no. of shares purchased to-date [2]	2,500,000	0.171			2,500,000	0.171

[1] Percentage of company's issued share capital as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares after purchase*	1,470,299,743

Footnotes

(1) All references to "shares" in this notice shall be deemed to be references to NOL Ordinary Shares.

(2) The price paid per share as disclosed under 3a refers to weighted average price.

(3) Total consideration includes GST of S$42.11.

Attachments:

Total size = **0**
(2048K size limit recommended)

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